UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

Richard F. Farmer

c/o Farmer Bros. Co.

13601 North Freeway, Suite 200

Fort Worth, TX 76177

(888) 998-2468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

See Introductory Paragraph

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Richard Francis Farmer, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 636,358(1)
	8	SHARED VOTING POWER 2,180,660
	9	SOLE DISPOSITIVE POWER 636,358(1)
	10	SHARED DISPOSITIVE POWER 2,180,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,817,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of shares directly owned by Dr. Farmer through the Richard F. Farmer Revocable Trust, dated December 29, 1995 (the “RFF 1995 Trust”), of which Dr. Farmer is the sole settlor, trustee and beneficiary.
(2)	The percentages used herein and in the rest of this Schedule 13D are calculated based upon there being 16,781,561 shares of the Common Stock outstanding as of September 12, 2016, as reported in the Company’s annual report on Form 10-K filed on September 14, 2016.

1	NAME OF REPORTING PERSON 1964 Richard Francis Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1964 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1964 Roy Edward Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1964 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1969 Roy Edward Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1969 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1969 Richard Francis Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1969 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1969 Roy F. Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1969 Emily Marjorie Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1972 Roy Edward Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1972 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1972 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1972 Richard Francis Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1972 Roy F. Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1972 Emily Marjorie Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1987 Roy F. Farmer Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1987 Roy F. Farmer Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1987 Roy F. Farmer Trust III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1987 Roy F. Farmer Trust IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1988 Roy F. Farmer Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,060
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1988 Roy F. Farmer Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,060
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1988 Roy F. Farmer Trust III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,060
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”) relating to shares of Common Stock, $1.00 par value (the “Common Stock”), of Farmer Bros. Co., a Delaware corporation (the “Company”), having its principal executive offices at 13601 North Freeway, Suite 200, Fort Worth, Texas 76177. The Schedule 13D is filed by Richard Francis Farmer, Ph.D. (“Dr. Farmer”) and certain trusts for which he is co-trustee, all of which are Reporting Persons signatory to the Schedule 13D. The Schedule 13D relates to some of the same securities, but is separate from, a joint statement originally filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2005, as amended by Amendment No. 1 thereto filed with the SEC on December 15, 2005, Amendment No. 2 thereto filed with the SEC on September 21, 2006, Amendment No. 3 thereto filed with the SEC on May 23, 2016, Amendment No. 3 thereto filed with the SEC on August 29, 2016, and Amendment No. 4 thereto filed with the SEC on September 8, 2016 (as so amended, the “2005 Schedule 13D”). The August 29, 2016 and September 8, 2016 amendments to the 2005 Schedule 13D are referred to collectively as the “Waite Amendments.” The Schedule 13D is being filed solely to meet the filing obligations of Dr. Farmer in light of certain representations made in the Waite Amendments.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Dr. Farmer;

(ii)	1964 Richard Francis Farmer Trust, a California trust (the “RAF Trust”);

(iii)	1964 Jeanne Ann Farmer Grossman Trust, a California trust (the “JAF Trust”);

(iv)	1964 Roy Edward Farmer Trust, a California trust (the “Roy E Trust”);

(v)	1964 Carol Lynn Farmer Waite Trust, a California trust (the “1964 Carol Waite Trust” and, collectively with the other 1964 Trusts, the “1964 Trusts”);

(vi)	1969 Roy Edward Farmer Trust, a California trust (the “1969 Roy E Trust”);

(vii)	1969 Jeanne Ann Farmer Grossman Trust, a California trust (the “1969 JAF Trust”);

(viii)	1969 Richard Francis Farmer Trust, a California trust (the “1969 RAF Trust”);

(ix)	1969 Carol Lynn Farmer Waite Trust, a California trust (the “1969 Carol Waite Trust”);

(x)	1969 Roy F. Farmer Trust, a California trust (the “1969 Roy F. Farmer Trust”);

(xi)	1969 Emily Marjorie Farmer Trust, a California trust (the “1969 Emily Farmer Trust” and, collectively with the other 1969 trusts, the “1969 Trusts”);

(xii)	1972 Roy Edward Farmer Trust, a California trust (the “1972 Roy E Trust”);

(xiii)	1972 Carol Lynn Farmer Waite Trust, a California trust (the “1972 Carol Waite Trust”);

(xiv)	1972 Jeanne Anne Farmer Grossman Trust, a California trust (the “1972 JAF Trust”);

(xv)	1972 Richard Francis Farmer Trust, a California trust (the “1972 RAF Trust”);

(xvi)	1972 Roy F. Farmer Trust, a California trust (the “1972 Roy F. Farmer Trust”);

(xvii)	1972 Emily Marjorie Farmer Trust, a California trust (the “1972 Emily Farmer Trust” and, collectively with the other 1972 trusts, the “1972 Trusts”);

(xviii)	1987 Roy F. Farmer Trust I, a California trust (the “1987 I Roy F. Farmer Trust”);

(xix)	1987 Roy F. Farmer Trust II, a California trust (the “1987 II Roy F. Farmer Trust”);

(xx)	1987 Roy F. Farmer Trust III, a California trust (the “1987 III Roy F. Farmer Trust”);

(xxi)	1987 Roy F. Farmer Trust IV, a California trust (the “1987 IV Roy F. Farmer Trust” and, collectively with the other 1987 trusts, the “1987 Trusts”);

(xxii)	1988 Roy F. Farmer Trust I, a California trust (the “1988 Roy F. Farmer Trust I”);

(xxiii)	1988 Roy F. Farmer Trust II, a California trust (the “1988 Roy F. Farmer Trust II”); and

(xxiv)	1988 Roy F. Farmer Trust III, a California trust (the “1988 Roy F. Farmer Trust III and, collectively with the other 1988 Trusts, the “1988 Trusts”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The 1964 Trusts, the 1969 Trusts, the 1972 Trusts, the 1987 Trusts, and the 1988 Trusts are referred to collectively as the “Family Trusts”).

(b) The address of the principal office of each Reporting Person is c/o Farmer Bros. Co., 13601 North Freeway, Suite 200, Fort Worth, Texas 76177.

(c) The principal businesses of the Family Trusts are serving family investment planning purposes. The principal occupation of Dr. Farmer is a psychologist and research scientist.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Family Trusts beneficially own an aggregate of 2,180,660 shares of Common Stock. Dr. Farmer is the direct beneficial owner of 636,358 shares of Common Stock through the RFF 1995 Trust and the indirect beneficial owner of 2,180,660 shares of Common Stock as successor co-trustee of the Family Trusts for the benefit of himself and various family members. The shares beneficially owned by each of the Family Trusts and by Dr. Farmer were transferred to each respective Family Trust and to Dr. Farmer in accordance with trust instruments to successor trustees and beneficiaries under various family trusts. Accordingly, no shares were purchased by the Family Trusts or Dr. Farmer.

Item 4. Purpose of Transaction.

The shares beneficially owned by Dr. Farmer are held for investment purposes. Dr. Farmer, as successor co-trustee of the Family Trusts, shares voting and dispositive power over the 2,180,660 shares of Common Stock owned by the Family Trusts and does not have sole control over any plans or proposals of the Family Trusts that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

On August 29, 2016 and September 8, 2016, Carol Lynn Farmer Waite, the successor co-trustee with Dr. Farmer of each of the Family Trusts other than the 1988 Roy F. Farmer Trust II and 1988 Roy F. Farmer Trust III and the person with whom Dr. Farmer shares voting and dispositive power over the shares held by these trusts, filed the Waite Amendments reporting that she intends to nominate a slate of director candidates for election at the Company’s 2016 Annual Meeting (the “Annual Meeting”). Dr. Farmer has not authorized either of the co-trustees of the Family Trusts to vote the shares held by the Family Trusts at the Annual Meeting. Dr. Farmer, currently intends to support the Company’s director nominees at the Annual Meeting as reported in a press release issued by the Company on October 4, 2016 and filed on Schedule 14A by the Company with the SEC on October 4, 2016.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Dr. Farmer is the indirect beneficial owner, in the aggregate, of 2,180,660 shares of the Common Stock, representing 13.0% of the 16,781,561 shares of Common Stock outstanding.

Dr. Farmer is the direct beneficial owner through the RFF 1995 Trust of 636,358 shares of Common Stock, representing 3.8% of the 16,781,561 shares of Common Stock outstanding.

(b) Dr. Farmer has: (i) shared voting and dispositive power over 2,180,660 shares of Common Stock, representing 13.0% of the 16,781,561 shares of Common Stock outstanding; and (ii) sole voting and dispositive power over 636,358 shares of Common Stock, representing 3.8% of the 16,781,561 shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dr. Farmer is the co-trustee for each of the Family Trusts, each of which is for his benefit or the benefit of various family members. The trust instruments for each of the Family Trusts govern the authority of the trustees over the voting and disposition of any shares held by such trusts.

In connection with the initial filing of the 2005 Schedule 13D, Dr. Farmer on January 26, 2005 entered into a limited power of attorney with Ms. Waite for certain filings with the SEC, pursuant to which Dr. Farmer appointed Ms. Waite as his attorney-in-fact to, among other things, complete and execute for and on his behalf in his capacity as a beneficial owner (or trustee, beneficiary, settlor or executor thereof) of the Company, Schedules 13D and 13G and amendments thereto in accordance with Regulation 13D of the of the Securities Exchange Act of 1934, as amended and the rules thereunder. Dr. Farmer has revoked this limited power of attorney.

Dr. Farmer is currently a party to certain litigation regarding the Family Trusts. The timing and outcome of the litigation cannot be determined as of the date hereof.

Item 7. Material to be Filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2016

1964 Richard Francis Farmer Trust	1964 Carol Lynn Farmer Waite Trust

1964 Jeanne Ann Farmer Grossman Trust	1964 Roy Edward Farmer Trust

1969 Carol Lynn Farmer Waite Trust	1969 Jeanne Ann Farmer Grossman Trust

1969 Roy Edward Farmer Trust	1969 Roy F. Farmer Trust

1969 Emily Marjorie Farmer Trust	1969 Richard Francis Farmer Trust

1972 Carol Lynn Farmer Waite Trust	1972 Jeanne Anne Farmer Grossman Trust

1972 Roy Edward Farmer Trust	1972 Roy F. Farmer Trust

1972 Emily Marjorie Farmer Trust	1972 Richard Francis Farmer Trust

1987 Roy F. Farmer Trust I	1987 Roy F. Farmer Trust II

1987 Roy F. Farmer Trust III	1987 Roy F. Farmer Trust IV

1988 Roy F. Farmer Trust I	1988 Roy F. Farmer Trust II

1988 Roy F. Farmer Trust III

By:	/s/ Richard Francis Farmer
Name: Richard Francis Farmer
Title: Co-Trustee

/s/ Richard Francis Farmer
Richard Francis Farmer
Sole Trustee for the Richard F. Farmer Revocable Trust, dated December 29, 1995